

June 28, 2016

Owen Naccarato
Chief Executive Officer
7700 Irvine Center Drive Suite 870
Irvine, California 92608

> **Re: International Packaging and Logistics Group, Inc.**
> **Schedule 14F-1**
> **Filed June 21, 2016**
> **File No. 005-52535**

Dear Mr. Naccarato:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending the filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. The index to forms under the SEC's EDGAR filing system does not have a submission titled "Schedule 14f-1." Please revise the submission title to conform with the standards recognized within our EDGAR Filer Manual. For additional guidance, please review the information available via this link: https://www.sec.gov/info/edgar/forms/edgform.pdf

2. We note your disclosure that "[i]t is anticipated that the Closing will occur <u>approximately</u> ten days after the later of the filing of this Information Statement…or the date of mailing of this Information Statement." (emphasis added). Please advise us whether or not the company timely fulfilled its disclosure obligations under Rule 14f-1.

3. We note that the company's shareholders that beneficially own greater than 5% of the outstanding common stock, including a former director, appear not to have filed the seemingly required beneficial ownership reports and amendments thereto on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934. Please advise us of the extent the issuer is in contact with such persons and how the issuer verified the beneficial ownership information reported.

4. Please revise to include all the information required by Item 7(b) of Schedule 14A and corresponding Item 401 of Regulation S-K. In this regard, please supplement the biographical information of Mr. Lin and include more detailed information related to his business experience and background for the past five years.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Advisor, at (202) 551-3792, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Jennifer López for

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions